Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 29, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Corporate Shares AB Impact Municipal Income Shares Post-Effective Amendment No. 27 File Nos. 333-112207 and 811-21497

Dear Mr. Gregory:

On July 31, 2017, the staff of the Securities and Exchange Commission (the “Staff”) provided comments to the above-referenced post-effective amendment to the registration statement filed on June 14, 2017, on Form N-1A for AB Impact Municipal Income Shares (the “Fund”), a series of AB Corporate Shares (the “Registrant”). On August 25, 2017, the Registrant filed EDGAR correspondence responding to those comments (the “Initial Response Letter”). On August 28, 2017, you provided additional comments to me by telephone in response to the Initial Response Letter. This letter responds to those additional comments. The Staff’s comments and Registrant’s responses thereto are provided below.

Comment 1:	The Staff reiterates Comment 4a cited in the Initial Response Letter, requesting that the Registrant clarify that the Fund’s 80% investment policy includes “borrowings for investment purposes.” This reference should be included under “Principal Strategies” in the Summary Section or later in the Form N-1A Item 9 discussion of the Prospectus.

Response:	As required by Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), Registrant confirms that borrowings for investment purposes will be included for purposes of calculating the Fund’s compliance with the 80% test. Registrant, however, does not believe that the technical definition of “assets” used in Rule 35d-1, which includes “borrowings for investments purposes,” needs, or is required, to be disclosed in the Fund’s 80% investment policy. Registrant has not revised the Prospectus in response to this comment.

Comment 2:	In follow-up to Comment 6 cited in the Initial Response Letter (“Comment 6”) and Registrant’s revised disclosure under “Principal Strategies,” please disclose the industry sectors (e.g., housing, hospital, utilities, airports or transportation) in which the Fund will principally invest and the predominant ESG factors used as performance indicators for such sectors.

Response:	As indicated in the response to Comment 6, the Fund has not adopted a policy to principally invest in specific industry sectors. The Fund maintains flexibility to invest in various industry sectors according to the Adviser’s ongoing evaluation of a security’s credit analysis and ESG scoring. Registrant believes that it is impractical and unnecessary to list every industry sector in which the Fund may from time to time invest as a result of this bottom-up analysis and the related key performance indicators for such sectors. The disclosure in the Prospectus explains that key performance indicators will vary in materiality by sector and provides examples of how the Adviser’s ESG evaluation uses key performance indicators for certain industry sectors – e.g., the education sector and the mass transit sector. Registrant has not revised the Prospectus in response to this comment.

Comment 3:	In follow-up to Comment 21 cited in the Initial Response Letter, please clarify how the Fund’s Adviser decides which securities to buy and sell, pursuant to Item 9(b)(2) of Form N-1A. For example, what happens if a security in the Fund continues to meet the Fund’s ESG criteria but later fails its traditional financial analysis for bonds?

The Prospectus discloses that “the Adviser evaluates each security in which the Fund invests using both a traditional municipal bond credit analysis and a consideration of the security’s weighted score under the Adviser’s ESG criteria.” Thus, the disclosure explains “in general terms,” as indicated in Item 9(b)(2), that the Adviser considers both traditional financial criteria and the Fund’s ESG criteria in making investment (e.g., purchase and sale) decisions for the Fund. A security that no longer meets both criteria is therefore eligible to be sold. Registrant has not revised the Prospectus in response to this comment.
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Comment 4:	In follow-up to Comment 8 cited in the Initial Response Letter, please clarify whether and to what extent the Fund can invest in defaulted or distressed securities, and include an explanation of such securities and related risks.

The Prospectus discloses that the Fund may invest in high-yielding municipal securities of any credit quality, which may include defaulted or distressed securities. The Fund does not intend at this time to invest in defaulted or distressed securities as a principal strategy and, accordingly, has not included Prospectus disclosure on such investments. If the Fund decides to invest in defaulted or distressed securities as a principal strategy, it will revise the Prospectus to appropriately reflect such investments and the attendant risks relating thereto. Registrant has not revised the Prospectus in response to this comment.

Comment 5:	The Prospectus states that the Fund may invest in shares of exchange-traded funds (“ETFs”). If acquired fund fees and expenses (“AFFE”) related to the Fund’s investments in ETFs exceed one basis point, disclose AFFE in a separate line item of the fee table.

Response:	As explained in the response to Comment 23 in the Initial Response Letter, a line item for AFFE has not been included in the fee table because such expenses are anticipated to total less than one basis point. Registrant further notes that the Fund’s investment in ETFs is not a principal strategy. Registrant has not revised the Prospectus in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:       Stephen J. Laffey, Esq.

Emilie D. Wrapp, Esq.

Paul M. Miller, Esq.

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